Exhibit 5.1

June 26, 2007

Maxwell Technologies, Inc.

9244 Balboa Avenue

San Diego, California 92123

Re:	Maxwell Technologies, Inc. Registration Statement

for Offering of 1,000,000 Shares of Common Stock

Ladies and Gentlemen:

We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 1,000,000 shares of Common Stock under the Maxwell Technologies, Inc. 2005 Omnibus Equity Incentive Plan (the “Plan”). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plan and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP